EXHIBIT 3.1

       AGREEMENT dated as of April 15, 1999 between Charter Municipal Acceptance Company ("Charter"), on the one hand, and Melvyn I. Weiss, Esq. and Lawrence a. Sucharow, Esq., as Class Counsel Co-Chairmen as defined in the Stipulation (which is defined below) ("Class Counsel Co-Chairmen"), on the other.

       WHEREAS, in Order No. 157 -- entitled "Order re: Fees and Expenses (Sponsor Settlements)" - issued in the action entitled In re: Prudential Securities Incorporation Limited Partnerships Litigation, MDL Docket No. 1005, M-21-67 (MP) (the "Action"), the United States District Court for the Southern District of New York, inter alia, awarded Class Counsel (as that term is defined in the Stipulation of Settlement with Related Defendants dated December 24,
1996) (the "Stipulation") filed in the Action, 608,955 shares of Charter, payable in eight installments in accordance with paragraph 78 of the Stipulation (the "Order"), and

       WHEREAS, in lieu of Charter's issuance of the 608,955 shares to Class Counsel over time, the parties have agreed that it is in their mutual interest for Class Counsel to instead receive a fixed dollar amount in full satisfaction of the Charter shares to which they are and would otherwise be entitled to receive under the terms of the Order and the Stipulation.

        NOW, THEREFORE, THE PARTIES HERETO HEREBY AGREE AS FOLLOWS:

       1. In lieu of Charter's issuance of any shares to class Counsel now or in the future, Charter will instead, on or before April 30, 1999, pay to Class Counsel by good check or wire transfer pursuant to instructions to be given to Charter by Class Counsel, the sum of tem dollars ($10) per share for each of the 608,955 shares of Charter which Class Counsel would otherwise be entitled to receive under the Order and the Stipulation, for a total payment to Class Counsel of six million eighty-nine thousand five hundred and fifty dollars ($6,089,550).

       2. Class Counsel Co-Chairmen acknowledge that the foregoing payment shall be in full satisfaction of Class Counsel's entitlement under, the Order and the Stipulation to receive Charter shares now or in the future and that upon the payment of said amount, they will have no right now or in the future to receive any shares of Charter or any other consideration of any kind from Charter.

       3. Class Counsel Co-Chairmen hereby warrant and represent that they are authorized on behalf of Class Counsel to enter into this Agreement on Class Counsel's behalf.

       4. Charter hereby represents and warrants that its Board of Trustees, including its independent trustees, have unanimously approved this Agreement as being in Charter's best interests.

                              Millberg Weiss Bershad Hynes & Lerach LLP

                              By: /s/ George A. Bauer III
                                  -----------------------
                                  George A. Bauer III


                              Goodkind Labaton Rudoff & Sucharow LLP


                              By: /s/ Lawrence A. Sucharow
                                              Lawrence A. Sucharow



                          Charter Municipal Mortgage Acceptance Company



                              By: /s/ Stuart J. Boesky
                                  --------------------
                                  Stuart Boesky, President